Concordia International Corp. Announces Results of Annual General and Special Meeting of Shareholders
OAKVILLE, ON – June 9, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced the voting results from its Annual General and Special Meeting of Shareholders (the “Meeting”) held on June 9, 2017, in Oakville, Ontario.
Election of Directors
The seven (7) candidates nominated for election to Concordia’s Board of Directors (“Board”), and listed in the Company’s Management Information Circular, dated May 8, 2017, were elected by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The voting results are as follows:

	Votes For		Votes Withheld
Nominees	Number	%	Number	%
Douglas Deeth	9,595,595	94.28	582,448	5.72
Rochelle Fuhrmann	9,772,310	96.01	405,733	3.99
Itzhak Krinsky	9,792,888	96.22	385,155	3.78
Jordan Kupinsky	9,533,245	93.66	644,798	6.34
Allan Oberman	9,797,217	96.26	380,826	3.74
Francis Perier, Jr.	9,806,132	96.35	371,911	3.65
Patrick Vink	9,810,356	96.39	367,687	3.61

In addition, at the Meeting all resolutions put to a vote were passed, including the resolutions to approve: the re-appointment of PricewaterhouseCoopers LLP as the auditor of the Company; the Company’s stock option plan; and the Company’s long term incentive plan.
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com

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